SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

NOTICE ABOUT RELATED PARTY TRANSACTIONS
TIM PARTICIPAÇÕES S.A. ("Company") (BMF& FBOVESPA: TIMP3; NYSE: TSU), in compliance with CVM Instruction No. 480/09, as modified by CVM Instruction nº552/14, hereby informs that it was concluded the following related-party transactions:

Name of the Related-Party	ITALTEL BRASIL LTDA.
Transaction Date	12/16/2015
Value Involved (Reais)	R$ 6,084,987.01
Balance Remaining (Reais)	N/A
Total (Reais)	N/A
Duration	10/15/2015 to 10/15/2018
Loan or another type of debt	N/A
Interest rate charged	N/A
Contract object	DNS solution contract to implement security features and expand traffic capacity in Packet Core Network.
Warranty or insurance

Bank guarantee letter: Creditors: TIM Celular S.A. / Guarantor: Itaú Unibanco S.A. / Bailed: Italtel Brasil LTDA / Expiration: 10/20/2015 until 10/19/2015 / Guarantee value limitation of R$ 608,498.70

Financial guarantee on contract:  irrevocable guarantee letter, without any previous condition to its execution, of 10% of the estimated value on contract, to be signed by a first line bank, previously approved by the Contractor and that must remain in force throughout the contract duration.

Insurance: The Agreement provides that the contractor must maintain compulsory insurance that ensure and protect from risks inherent to the services under the contract, against any kind of damage and / or injury caused to the contractor and / or third parties, whether to order material and / or personnel and / or legal and / or financial which shall have effect until the completion and / or issuance of the Final Acceptance Agreement by the contractor, whichever occurs last. Insurance must meet the rules of Brazilian law. Also determines that the insurance shall be issued by a first line insurer and cover all reasonable risks inherent to the services and facilities provided for in the Contract object.

Rescission or extinction

The agreement provides various dissolution possibilities, among which, assignment of rights, bankruptcy, acts that affect the reliability and morality of TIM, among others. In any termination event the hired company shall only be entitled to payment for services actually rendered, not being owed any compensation.

Nature and reason for the operation

Supply of products and solutions for DNS security features and expand traffic capacity, supporting TIM Brazil’s network strategy of development.

The Italtel was the winner of the request for proposal, having submitted the best technical and commercial solution.

Relationship with the issuing	Company has business relationships with other companies from Telecom Italia group.

Rio de Janeiro, December 16, 2015.

TIM Participações S.A.
Rogério Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 16, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.